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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69777

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CALAMAR CAPITAL NETWORK, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3949 FOREST PARKWAY, SUITE 300
(No. and Street)

WHEATFIELD	NY	14120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH M ATTANASIO 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIZZO, DIGIACCO, HERN & BANIEWICZ
(Name – *if individual, state last, first, middle name*)

VILLAGE GREEN OFC PARK, 69B MONROE AVE	PITTSFORD	NY	14534
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 18 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, CANDICE L. UZAROWSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CALAMAR FINANCIAL GROUP, LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IVETTE VAZQUEZ
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 03/18/20 22

Signature

CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALAMAR FINANCIAL GROUP, LLC
FINANCIAL STATEMENT
DECEMBER 31, 2019

TABLE OF CONTENTS

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
of Calamar Financial Group, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Calamar Financial Group, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Calamar Financial Group, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Calamar Financial Group LLC's management. Our responsibility is to express an opinion on Calamar Financial Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Calamar Financial Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RDG + Partners CPAs PLLC

We have served as Calmar Financial Group LLC's auditor since 2017.

Pittsford, New York

February 13, 2020

Village Green Office Park | 69B Monroe Ave. | Pittsford, NY 14534 | toll free: 888-738-7967 | **rdgandpartners.com**

CALAMAR FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash	$	141,214
Accounts receivable		184,244
Other assets		15,267
TOTAL ASSETS	$	340,725
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Due to brokers	$	114,853
Accounts payable and accrued expenses		33,099
Deferred revenue		670
TOTAL LIABILITIES		148,622
MEMBER'S EQUITY		192,103
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	340,725

The accompanying notes are an integral part of this financial statement.

CALAMAR FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2019

Note 1 - Nature of Business

Calamar Financial Group, LLC (the "Company"), was formed on February 2, 2016 as a Delaware limited liability company. The Company is a wholly-owned subsidiary of Calamar Capital Network, LLC (the "Parent"). The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business activities are, mutual fund retailer, broker or dealer selling variable life insurance or annuities and private placement of securities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2019.

Income Taxes

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's operations are reported by the Member and, accordingly, no provision has been made for income taxes in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2019, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in the U.S. federal jurisdiction, and various states. The 2016 through 2019 tax years of the Member generally remain subject to examination by the various tax authorities.

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue and Expense Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2019. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Mutual Fund Fees and Variable Annuity Fees

The Company enters into agreements with Mutual Funds and Variable Annuities ("funds") to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Mutual fund fees and variable annuity fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue and Expense Recognition (continued)

Private Placement Fees

The Company engages in private placements of securities for business entities that want to raise funds through a sale of private securities. Revenues are earned from retainer fees and success fees arising from securities offerings in which the Company acts as a best efforts agent. Revenue for both retainers and success fees are recognized on the closing date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the closing date is the appropriate point in time to recognize revenue for private placement transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Retainers received from customers prior to recognizing revenue are reflected in deferred revenue. At December 31, 2019 deferred revenue was $670.

Costs to Obtain or Fulfill a Contract with a Customer

The Company has recorded as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are expensed over the period of time that the services are expected to be provided to the customer.

The Company had assets from costs to obtain contracts with customers of $0, presented in other assets on the Statement of Financial Condition, as of December 31, 2019.

Note 3 - Concentrations of Credit Risk

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2019, the amount in excess of insured limits of $250,000 was $0.

Revenue

During the year ended December 31, 2019, approximately 72% of the Company's revenue was from four customers.

Note 4 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $107,445 which was $97,537 in excess of its required minimum net capital of $9,908. The Company's ratio of aggregate indebtedness to net capital was 138% as of December 31, 2019.

Note 5 - Recently Issued Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has determined that there will be no impact under the new lease standards on the Company's financial statements due to the nature of their expense sharing agreement.

Note 6 - Related-Party Transactions

The Company entered into an expense sharing agreement ("ESA") with the Parent to allocate a portion of overhead expenses. These overhead expenses include operational costs such as occupancy, shared compensation and benefits and utilities; the overhead expenses are calculated as a fixed percentage of the actual expense incurred. Any underpayment of this expense is recorded as a liability on the Company's books, while any over payment is treated as a receivable. For the year ending December 31, 2019, the occupancy, of $9,600 and shared compensation, of $26,352 were reflected on the Statement of Operations. The utilities, of $1,200, were included in other expenses on the Statement of Operations for the year ending December 31, 2019. As of December 31, 2019, the amounts owed to the member for expenses paid under the ESA were $28,997. As of December 31, 2019, the Company was owed $4,818 for credit card expenses that were incurred by the Parent, this receivable from the Parent is included in other assets on the statement of financial condition.

The Company entered into a revenue agreement with a related party hedge fund, Calamar Lifestyle Senior Housing Fund, LLC, for the marketing of this hedge fund that is under common ownership. The revenue received from the affiliate for the year ended December 31, 2019 was $100,367.

Note 7 - Commitments and Contingencies

The Company has no commitments or contingencies that would materially affect the Company's financial position or results of operations as of December 31, 2019.

CALAMAR FINANCIAL GROUP, LLC

SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

FOR THE YEAR ENDED DECEMBER 31, 2019

CALAMAR FINANCIAL GROUP, LLC
FOR THE YEAR ENDED DECEMBER 31, 2019

Table of Contents

RDG + Partners
ACCOUNTING & CPA SERVICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
of Calamar Financial Group, LLC.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Calamar Financial Group, LLC and the SIPC, solely to assist you and SIPC in evaluating Calamar Financial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Calamar Financial Group, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Calamar Financial Group, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Calamar Financial Group, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RDG+Partners CPAs PLLC

Pittsford, New York

February 13, 2020

CALAMAR FINANCIAL GROUP, LLC
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

TOTAL REVENUES	$ 603,884
DEDUCTIONS	(266,136)
SIPC NET OPERATING REVENUES	337,748
GENERAL ASSESSMENT @ .0015	507
Less: Payments made with Form SIPC 6	(113)
TOTAL BALANCE DUE WITH SIPC 7	$ 394

See Independent Accountants' Report on Applying Agreed Upon Procedures to Entity's SIPC Assessment Reconciliations

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended December 31, 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC# 8-69777

CALAMAR FINANCIAL GROUP, LLC
3949 FOREST PARKWAY, SUITE 300
WHEATFIELD, NY 14120

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Elizabeth Attanasio 212-668-8700

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 507
B.	Less payment made with SIPC-6 filed (exclude interest) 07/26/2019 Date Paid	(113)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	394
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 394

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 394

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CALAMAR FINANCIAL GROUP, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20th day of January, 20 20.

FINANCIAL OPERATIONS PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2019 and ending December 31, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 603,884
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions.	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	266,136
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	266,136
2d. SIPC Net Operating Revenues	$
2e. General Assessment @ .0015	$ 507

(to page 1, line 2.A.)